Exhibit 99.1

                             STOCK OPTION AGREEMENT

      THIS STOCK OPTION AGREEMENT (this "Option Agreement"), dated as of February , 1997, is by and between PORTSMOUTH BANK SHARES, INC.
("Portsmouth"), a New Hampshire corporation, and CFX CORPORATION ("CFX"), a New Hampshire corporation.

                                   WITNESSETH

      WHEREAS, the respective Boards of Directors of Portsmouth and CFX have approved a Plan of Share Exchange (the "Plan of Exchange"), and the respective Boards of Directors of Portsmouth, Portsmouth Savings Bank, a New Hampshire state-chartered savings bank subsidiary of Portsmouth, CFX and CFX Bank, a New Hampshire state-chartered savings bank subsidiary of CFX, have approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and an Agreement and Plan of Merger (the "Plan of Merger" and, together with the Plan of Exchange, the Reorganization Agreement and certain other agreements contemplated by the Reorganization Agreement, the "Transaction Documents"), providing for certain transactions pursuant to which CFX would acquire all the outstanding capital stock of Portsmouth through a share exchange, Portsmouth would be merged with and into CFX, and Portsmouth Savings Bank, a wholly-owned New Hampshire state-chartered savings bank subsidiary of Portsmouth, would be merged with and into CFX Bank, a wholly-owned New Hampshire state-chartered savings bank subsidiary of CFX (collectively, the "Transactions");

      WHEREAS, as a condition to CFX's entry into the Transaction Documents and the Transactions, and to induce such entry, Portsmouth has agreed to grant CFX the option set forth herein to purchase authorized but unissued shares of Portsmouth Common Stock;

      NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

      1.    Certain Definitions.

            (a) Capitalized terms used but not defined herein shall have the same meanings as in the Transaction Documents.

            (b) The term "Effective Date" shall have the meaning specified in the Reorganization Agreement.

            (c) The term "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and shall also include persons (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate), who have entered into an agreement, arrangement or understanding (whether or not in writing), or who are acting in concert or with conscious parallel behavior, for the purpose of acquiring,


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holding, voting or disposing of any voting securities of Portsmouth (except pursuant solely to a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act and the regulations promulgated thereunder).

            (d) The term "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                (1) any person (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate) shall have commenced a bona fide tender or exchange offer to purchase shares of Portsmouth Common Stock such that upon consummation of such offer such person would own or control 10 percent or more of the outstanding shares of Portsmouth Common Stock;

                (2) any person (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate), other than in connection with a transaction to which CFX has given its prior written consent, shall have filed an application or notice with any federal or state regulatory agency for clearance or approval, to (i) merge or consolidate, or enter into any similar transaction, with Portsmouth or any Portsmouth subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Portsmouth or any Portsmouth subsidiary, or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10 percent or more of the voting power of Portsmouth or any Portsmouth subsidiary;

                (3) any person (other than Portsmouth, any Portsmouth subsidiary, subsidiaries of Portsmouth in a fiduciary capacity, CFX, affiliates of CFX, or subsidiaries of CFX in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10 percent or more of the outstanding shares of Portsmouth Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);

                (4) any person (other than Portsmouth, any Portsmouth subsidiary, CFX or any CFX affiliate) shall have made a bona fide proposal to Portsmouth by public announcement or written communication that is or becomes the subject of public disclosure to (i) acquire Portsmouth or any Portsmouth subsidiary by merger, consolidation, purchase of all or substantially all its assets or any other similar transaction, or (ii) make an offer described in clause (1) above; or

                (5) Portsmouth shall have willfully breached any Specified Covenant (as defined below), which breach would entitle CFX to terminate the Transaction Documents (without regard to the cure periods


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provided for therein) and such breach shall not have been cured prior to the
Notice Date (as defined below).

            (e) The term "Repurchase Event" shall mean any of the following:

                (1) any person (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate) shall have acquired beneficial ownership of 25 percent or more of the outstanding shares of Portsmouth Common Stock; or

                (2) any person (other than CFX or any CFX affiliate) shall have entered into an agreement, arrangement or understanding (whether or not in writing) with Portsmouth or any Portsmouth subsidiary to (i) merge or consolidate, or enter into any similar transaction, with Portsmouth or any Portsmouth subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Portsmouth or any Portsmouth subsidiary, or
(iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25 percent or more of the voting power of Portsmouth or any Portsmouth subsidiary.

            (f) The term "Specified Covenant" shall mean any covenant contained in Sections 4.1, 4.2, 4.3, 4.4 or 4.8 or subsections (2), (3), (4), (5), (6),
(7), (12), (17) and, to the extent applicable to the foregoing subsections, (18) of Section 4.7(b) of the Reorganization Agreement.

      2. Grant of Option. Subject to the terms and conditions set forth herein, Portsmouth hereby grants to CFX an option (the "Option") to purchase up to 1,142,000 shares of Portsmouth Common Stock at a price of $15.75 per share payable in cash as provided in Section 4 hereof; provided, however, that in the event Portsmouth issues or agrees to issue any shares of Portsmouth Common Stock in breach of its obligations under the Transaction Documents at a price less than $15.75 per share (as adjusted pursuant to Section 6 hereof), the exercise price shall be equal to such lesser price.

      3. Exercise of Option.

            (a) If not then in material breach of the Transaction Documents, CFX may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event shall have occurred and be continuing; provided that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Date,
(ii) termination of the Transaction Documents in accordance with the terms of the Reorganization Agreement before the occurrence of a Purchase Event (other than a termination resulting from a willful breach by Portsmouth or Portsmouth Bank of any Specified Covenant contained in the Transaction Documents),


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or (iii) six months after the termination of the Transaction Documents if such termination follows the occurrence of a Purchase Event or is due to a willful material breach by Portsmouth or Portsmouth Bank of any Specified Covenant contained in the Transaction Documents; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

            (b) If more than one of the transactions giving rise to a Purchase Event is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned.

            (c) In the event CFX wishes to exercise the Option, it shall send to Portsmouth a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that, if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, CFX shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

      4. Payment and Delivery of Certificates.

            (a) At the closing referred to in Section 3 hereof, CFX shall pay to Portsmouth the aggregate purchase price for the shares of Portsmouth Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Portsmouth.

            (b) At such closing, simultaneously with the delivery of cash as provided in subsection (a), Portsmouth shall deliver to CFX a certificate or certificates representing the number of shares of Portsmouth Common Stock purchased by CFX, and CFX shall deliver to Portsmouth a letter agreeing that CFX will not offer to sell, pledge or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

            (c) Certificates for Portsmouth Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

            "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the


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             registered holder hereof and Portsmouth Bank Shares, Inc. and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Portsmouth Bank Shares, Inc. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Portsmouth Bank Shares, Inc. of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if CFX shall have delivered to Portsmouth a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to Portsmouth, to the effect that such legend is not required for purposes of the Securities Act and any applicable state securities laws and this Option Agreement.

      5. Representations. Portsmouth hereby represents, warrants and covenants to CFX as follows:

            (a) Portsmouth shall at all times maintain sufficient authorized but unissued shares of Portsmouth Common Stock so that the Option may be exercised without authorization of additional shares of Portsmouth Common Stock.

            (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

      6. Adjustment Upon Changes in Capitalization. In the event of any change in Portsmouth Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Portsmouth Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of Portsmouth Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99 percent of the number of shares of Portsmouth Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize Portsmouth to breach any provision of the Transaction Documents.

      7. Registration Rights. Portsmouth shall, if requested by CFX, as expeditiously as possible file a registration statement on a form of general use and available for use by Portsmouth under the Securities Act if necessary in order to permit or assist the sale or other disposition of the shares of Portsmouth Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by CFX. CFX shall provide all information reasonably requested by Portsmouth for inclusion in any registration


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statement to be filed hereunder. Portsmouth will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The obligations of Portsmouth hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 60 days in the aggregate if the Board of Directors of Portsmouth shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of non-public information that would materially and adversely affect Portsmouth. The first registration statement prepared under this Section 7 shall be at Portsmouth's expense except for underwriting commissions and the fees and disbursements of CFX's counsel attributable to the offering of Portsmouth Common Stock by CFX. The preparation of a second registration statement may be requested and effected hereunder at CFX's sole expense. In no event shall Portsmouth be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Portsmouth of Portsmouth Common Stock. If requested by CFX in connection with any registration, Portsmouth will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for parties similarly situated. In any such transaction Portsmouth and CFX will also agree to indemnify each other on customary terms with respect to any information provided by such party.

      8.    Repurchase.

            (a) Subject to the giving of any notices and the receipt of any required approvals, at the request of CFX at any time commencing upon the occurrence of a Repurchase Event and ending nine months thereafter (the "Repurchase Period"), Portsmouth shall repurchase the Option (but not later than the termination of the Option pursuant to Section 3(a) hereof) from CFX together with any shares of Portsmouth Common Stock purchased by CFX pursuant thereto with respect to which CFX then has beneficial ownership, at a price (per share, the "Per Share Repurchase Price") equal to the sum of:

                  (1) the exercise price paid by CFX for any shares of Portsmouth Common Stock acquired pursuant to the Option;

                  (2) the difference between (A) the "market/tender offer" price for shares of Portsmouth Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made or (y) the highest reported sale price for shares of Portsmouth Common Stock within that portion of the Repurchase Period preceding the date CFX gives notice of the required repurchase under this


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Section 8) and (B) the exercise price as determined pursuant to Section 2 hereof
(subject to adjustment as provided in Section 6) multiplied by the number of shares of Portsmouth Common Stock with respect to which the Option has not been exercised, but only if the market/tender offer price is greater than such exercise price;

                (3) the difference between the market/tender offer price (as defined in Section 8(a)(2) hereof) and the exercise price paid by CFX for any shares of Portsmouth Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the market/tender offer price is greater than such exercise price; and

                (4) CFX's out-of-pocket expenses incurred in connection with the transactions contemplated by the Transaction Documents, including without limitation legal, accounting and investment banking fees, in an amount not to exceed $500,000.

            (b) In the event CFX exercises its rights under this Section 8, Portsmouth shall, within thirty business days thereafter, pay the required amount to CFX in immediately available funds and CFX shall surrender to Portsmouth the Option and the certificates evidencing the shares of Portsmouth Common Stock purchased thereunder and CFX shall warrant that it owns such shares and that the same are then free and clear of all liens, charges, claims, restrictions and encumbrances; provided that, if prior notification to any federal or state regulatory agency is required in connection with such purchase, Portsmouth shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

      9. Severability. If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire or Portsmouth to repurchase the full number of shares of Portsmouth Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of Portsmouth to allow the holder to acquire or to require Portsmouth to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.


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      10.   Miscellaneous.

            (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

            (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement and the Transaction Documents contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. [Notwithstanding anything to the contrary contained in this Agreement, this Agreement and the Transaction Documents shall be deemed to amend the Confidentiality Agreement so as to permit CFX to enter into this Agreement and exercise all its rights hereunder, including its right to acquire Portsmouth Common Stock upon exercise of the Option.] The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

            (c) Assignment. Other than as provided in Sections 7 and 8 hereof, neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party.

            (d) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by overnight express or by registered or certified mail, postage prepaid, addressed as provided in the Reorganization Agreement. A party may change its address for notice purposes by written notice to the other party hereto.

            (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

            (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.


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            (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of New Hampshire applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.







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      IN WITNESS WHEREOF, each of the parties hereto has executed this Option
Agreement as of the day and year first written above.

                                   CFX CORPORATION



                                   By:  _____________________________________
                                        Peter J. Baxter,
                                        President and Chief Executive Officer



                                   PORTSMOUTH BANK SHARES, INC.



                                   By:  _____________________________________
                                        Harry R. Hart
                                        President and Chief Executive Officer



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